

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 19, 2011

<u>Via E-mail</u>
Mr. Gerald McIlhargey
President and Director
St. Joseph, Inc.
4870 S. Lewis, Suite 250
Tulsa, OK 74105

      RE: **St. Joseph, Inc.**
              Form 8-K for the Period September 14, 2011
              Filed September 16, 2011
              File No. 0-49936

Dear Mr. McIlhargey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please tell us why there is a difference in the date of dismissal between the 8-K and the Exhibit 16 letter. Your disclosure indicates that you dismissed Cordovano and Honeck LLP ("C&H") on September 14, 2011. However, the letter from C&H states that the dismissal occurred on September 2, 2011.

2. Related to the comment above, given the difference in the dates given, please clarify whether C&H was in fact dismissed or resigned or declined to stand for reelection.

3. Please amend your Form 8-K to disclose whether the board of directors recommended or approved the decision to change accountants.

4. Please amend your Form 8-K to cover your *two* most recent fiscal years in accordance with Item 304(a)(1)(ii) and (iv) of Regulation S-K.

5. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3432 with any questions.

Sincerely,

/s/ William H. Demarest IV

William H. Demarest IV
Accountant